Exhibit 99.1

GENFIT: June 30, 2020 Annual Shareholders Meeting results

Lille (France); Cambridge (Massachusetts, United States) — June 30, 2020 — GENFIT (Nasdaq and Euronext: GNFT), a late-stage biopharmaceutical company dedicated to improving the lives of patients with metabolic and chronic liver diseases, today announced the results of the voting by shareholders at the Ordinary Shareholders’ Meeting which took place on June 30, 2020 at the Company’s headquarters.

All of the resolutions were adopted by a large majority of the votes cast, in accordance with the Board of Directors’ recommendations. 6,840,148 shares participated out of a total of 38,812,919 shares with voting rights, representing a quorum of 17.62%.

The details on voting resolution by resolution are available on the Company’s website in the investor’s room at https://ir.genfit.com/financial-information/shareholders-meeting.

ABOUT GENFIT

GENFIT is a late-stage biopharmaceutical company dedicated to the discovery and development of innovative therapeutic and diagnostic solutions in metabolic and liver related diseases where there are considerable unmet medical needs, corresponding to a lack of approved treatments. GENFIT is a leader in the field of nuclear receptor-based drug discovery, with a rich history and strong scientific heritage spanning almost two decades. Its most advanced drug candidate, elafibranor, is currently being evaluated in a pivotal Phase 3 clinical trial (“RESOLVE-IT”) as a potential treatment for NASH, and GENFIT plans to initiate a Phase 3 clinical trial of elafibranor in PBC. As part of GENFIT’s comprehensive approach to clinical management of patients with NASH, GENFIT is also developing a new, non-invasive blood-based diagnostic test, NIS4, which, if approved, could enable easier identification of patients with NASH. With facilities in Lille and Paris, France, and Cambridge, MA, USA, the Company has approximately 200 employees. GENFIT is a publicly traded company listed on the Nasdaq Global Select Market and in compartment B of Euronext’s regulated market in Paris (Nasdaq and Euronext: GNFT). www.genfit.com

CONTACT

GENFIT | Investors

Naomi EICHENBAUM – Investor Relations | Tel: +1 (617) 714 5252 | investors@genfit.com

PRESS RELATIONS | Media

Hélène LAVIN – Press relations | Tel: +333 2016 4000 | helene.lavin@genfit.com

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	1